EXHIBIT 99.1

NEWS RELEASE

For immediate release

Proposed Acquisition of Nexen Inc. by CNOOC Limited Receives Industry Canada Approval

Calgary, Alberta, December 7, 2012 – Nexen Inc. (TSX, NYSE: NXY) announced today that under the terms of the Investment Canada Act, the Honourable Christian Paradis, Minister of Industry, has approved the proposed acquisition of Nexen by CNOOC Limited (CNOOC). No further approvals are required in Canada.

"This is an important milestone in the process and confirms our belief that this transaction provides a number of significant benefits to Canada and to Nexen,” said Kevin Reinhart, Nexen’s interim President and CEO. “We remain focused on working with CNOOC to bring this transaction to a close."

The closing of the acquisition remains subject to the receipt of applicable government and regulatory approvals, and the satisfaction or waiver of the other customary closing conditions.

About Nexen

Nexen Inc. is a Canadian-based global energy company, listed on the Toronto and New York stock exchanges under the symbol NXY. Nexen is focused on three growth strategies: oil sands and shale gas in western Canada and conventional exploration and development primarily in the North Sea, offshore West Africa and deepwater Gulf of Mexico. Nexen adds value for shareholders through successful full-cycle oil and gas exploration and development, and leadership in ethics, integrity, governance and environmental stewardship.

For investor relations inquiries, please contact:	For media and general inquiries, please contact:

Janet Craig Vice President, Investor Relations (403) 699-4230	Pierre Alvarez Vice President, Corporate Relations (403) 699-5202

801 – 7th Ave SW
Calgary, Alberta, Canada T2P 3P7
www.nexeninc.com

Forward-Looking Statements

Certain statements in this Release constitute “forward-looking statements” (within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended) or “forward-looking information” (within the meaning of applicable Canadian securities legislation). Such statements or information (together “forward-looking statements”) are generally identifiable by the forward-looking terminology used such as “anticipate”, “believe”, “intend”, “plan”, “expect”, “estimate”, “budget”, “outlook”, “forecast” or other similar words. Any statements as to possible timing and anticipated receipt of required regulatory and court approvals for the arrangement with CNOOC Limited; the ability of the parties to satisfy the conditions to, and to complete, the transaction; the anticipated timing of the closing of the transaction; and, changes in any of the foregoing are forward-looking statements.

All of the forward-looking statements in this Release are qualified by the assumptions that are stated or inherent in such forward-looking statements. Although we believe that these assumptions are reasonable based on the information available to us on the date such assumptions were made, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. Nexen undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws. The key assumptions that have been made in connection with the forward-looking statements include the following: the ability of the parties to the July 23, 2012 Arrangement Agreement to receive, in a timely manner and on satisfactory terms, the necessary regulatory, and other third party approvals, including but not limited to the receipt of applicable foreign investment approval required in the United States and elsewhere and the required approvals from the Government of the People’s Republic of China and in other foreign jurisdictions; and, the ability of the parties to the Arrangement Agreement to satisfy, in a timely manner, the conditions to the closing of the transaction.

Forward-looking statements are subject to known and unknown risks and uncertainties and other factors, many of which are beyond our control and each of which contributes to the possibility that our forward-looking statements will not occur or that actual results and achievements may differ materially from those expressed or implied by such statements. Such factors include, among others: the possible failure of Nexen and CNOOC Limited to obtain necessary regulatory and other third party approvals, including those noted above, or to otherwise satisfy the conditions to the completion of the transaction, in a timely manner or at all; if the transaction is not completed and Nexen continues as an independent entity, there are risks that the announcement of the transaction and the dedication of substantial resources of Nexen to the completion of the transaction could have an impact on Nexen’s current business relationships (including with future and prospective employees, customers, distributors, suppliers and partners) and could have a material adverse effect on the current and future operations, financial condition and prospects of Nexen; the possible failure of Nexen to comply with the terms of the Arrangement Agreement may result in Nexen being required to pay a fee to CNOOC Limited, the  result of which could have a material adverse effect on Nexen’s financial position and results of operations and its ability to fund growth prospects and current operations; and other factors, many of which are beyond our control. Additional information on these and other factors that could affect the completion of the transaction are included in the information circular and proxy statement of Nexen dated August 16, 2012, which has been filed with the applicable securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov) and Nexen's website (www.nexeninc.com).The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these factors are interdependent, and management’s future course of action would depend on our assessment of all information at that time.